SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 11, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK
EXCHANGE
RELEASE

November 11, 2015

Conversion of Nokia Corporation’s EUR 750 million convertible bond into Nokia shares

Nokia Corporation
Stock Exchange Release
November 11, 2015 at 9.30 (CET +1)

Conversion of Nokia Corporation’s EUR 750 million convertible bond into Nokia shares

Espoo, Finland - A total of 275 899 571 new Nokia shares have today been registered with the Trade Register. The shares were subscribed for by using the conversion right pertaining to Nokia’s EUR 750 million convertible bond. The conversion amount, EUR 659 400 000, is recorded into the fund for invested non-restricted equity, hence, the share capital of the company will not increase.

The total number of Nokia shares after registration of the shares with the Trade Register is 3 954 650 462. Each share carries one vote.

The new shares will carry the shareholder rights under Finnish law as of the date of registration on November 11, 2015. The shares can commence trading in Nasdaq Helsinki together with other Nokia shares (NOKIA) as of November 11, 2015.

After today’s registration the outstanding nominal value of the bonds, EUR 90 400 000, is convertible into maximum of 37 824 267 new Nokia shares. On October 8, 2015 Nokia sent a redemption notice to the holders of the convertible bond announcing that all the outstanding bonds will be redeemed and investors can convert bonds into Nokia shares until close of business in London on November 17, 2015. On November 26, 2015 all the outstanding bonds will be redeemed at their principal amount plus accrued but unpaid interest.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

Media Enquiries:

Nokia
Communications

Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated November 11, 2015: Conversion of Nokia Corporation’s EUR 750 million convertible bond into Nokia shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
	Name:	Riikka Tieaho
	Title:	Vice President, Corporate Legal